Remote Knowledge, Inc.

3657 Briarpark

Suite 100

Houston, TX 77042

Phone: (281) 599-4949

United States Securities and Exchange Commission

450 5th Street Northwest

Washington, DC 20549

Mail Stop 6010

Attn: Kate Tillan

Fax # 202-772-9218

February 15, 2006

Re:	Responses to December 15, 2005 Letter from SEC
Received by Facsimile Transmittal Dated February 1, 2006
SEC File No. 333-106247

To Whom It May Concern,

This letter represents the responses by Remote Knowledge, Inc. (the “Company”), to the comment letter, dated December 15, 2005, received by facsimile transmittal on February 1, 2006, from the United States Securities and Exchange Commission (the “Commission”). The responses are listed in the same order as the comment letter.

Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 5. Related Party Transactions, page 35

1.	Please refer to prior comment 5. With respect to the notes issued January, April, July, September, and October of 2003, we note that you agreed to pay the noteholders certain amounts based upon your gross revenues. In conjunction with the issuance, you also issued warrants for your common stock. In March 2004, the notes were converted into shares of your Series B preferred stock and warrants. Please respond to the following comments:

•	Please provide us with a summary of all significant terms of the notes and the warrants, including the conversion/exercise features, settlement alternatives and who controls the alternative, registration rights

January 2003 - Summary of Terms

Promissory Note – The notes were issued in January 31, 2003 and are due on March 31, 2004. In lieu of the traditional interest calculation, the Company agreed to pay the noteholders, on a quarterly basis beginning with the quarter ended September 30, 2003, and ending with the quarter ended June 30, 2005, a sum equal to 0.4805% of the Company’s gross revenues from sales of the RK3000 devices and related monthly monitoring services. As a minimum payment as consideration for the funds borrowed, in the event that the total amount paid by calculating a percentage of revenue does not meet or exceed an annual yield of 10% of the principal amount loaned, the Company will be obligated to pay the noteholders, within 30 days after June 30, 2005, the difference between the total amount paid in lieu of interest and an amount equal to 20% of the principal amount loaned.

Warrants – Five year warrant to purchase, at a purchase price per share of $1.00, shares of duly authorized common stock of the Company. The warrant expires on January 31, 2008.

Conversion/Exercise Features – The holder has no control over the conversion but it converts automatically, if at any time before the maturity date, the Company closes an underwritten public offering of securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a managed private offering which results in proceeds received by the Company, net of underwriting or agent discounts and commissions, of at least $3,500,000 then, upon the closing of such new offering, the principal amount remaining outstanding under the note as of such date shall be converted into a number of the same type of the Company’s securities issued in the new offering based on a conversion price equal to the per unit price at which the Company’s securities were offered and sold in the new offering.

Registration Rights – The Company agrees to attempt to register on behalf of holder the resale of all of the conversion securities by holder or any of its affiliates, with no penalty for failure to register.

April 2003 - Summary of Terms

Promissory Note – Same terms as the January 2003 notes except the calculation in lieu of the traditional interest is applied at a rate of 0.4375% of the Company’s gross revenues per quarter as compared with 0.4805% for the January notes.

Warrants – Same as January 2003 warrants.

Conversion/Exercise Features – Same as January 2003 conversion /exercise features.

Registration Rights – Same as January 2003 registration rights.

July, September, October 2003 - Summary of Terms

Promissory Notes – The notes are due July 31, 2004 and, in lieu of the traditional interest calculation, collectively pay sums equal to 2.565% of the revenue from January 1, 2004 through December 31, 2004, derived from a product the Company expected to begin marketing in early 2004. A minimum payment, as consideration for the funds borrowed, of 15% of the principal amount of the note is guaranteed.

Warrants – No warrants were issued with these notes.

Conversion/Exercise Features – None.

Registration Rights – None.

•	Please provide us with your analysis of whether the conversion option and payments in lieu of interest related to your revenues are embedded derivatives that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-19.

The Company does not consider the conversion option to be an embedded derivative because the conversion is controlled by the Company, and is not an option of the holder.

Per SFAS 133, paragraph 10(e)(3), contracts that are based on specified volumes of sales are not subject to the requirements of the Statement. Therefore the payments in lieu of interest are not considered derivatives.

•	Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the notes. Please refer to SFAS 133 and EITF 00-19.

Per SFAS 133, paragraph 11, “…the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”

Therefore, SFAS 133 does not apply to the warrants issued with the notes.

Per EITF 00-19, paragraph 8, “…contracts would be initially classified as equity…, in the following situation

Equity

•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.”

Per EITF 00-19, paragraphs 12-32:

“Additional Conditions Necessary for Equity Classification

12.	Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.”

•	The warrants do not include include any provision that could require net-cash settlement.

“The contract permits the company to settle in unregistered shares.

14.	“…if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.”

•	The Company is not required to settle by delivering registered shares.

“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding..”

•	The Company has sufficient authorized and unissued shares available to settle the warrants.

“The contract contains and explicit limit on the number of shares to be delivered in a share settlement.”

•	The number of shares to be delivered in share settlement is fixed.

“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.”

•	There are no required cash payments in the event the Company fails to make timely filings with the SEC.

“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no settled “top-off” or “make-whole” provisions).”

•	There are no required cash payments.

“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”

•	The contract does not require net-cash settlement.

“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”

•	The contract does not give the counterparty any of the rights of a creditor in the event of bankruptcy.

“There is no requirement in the contract to post collateral at any point or for any reason.”

•	The contract does not have any requirement to post collateral.

Based on meeting all of the requirements, the Company classified the warrants as equity.

•	We note your response. Please explain how you considered the relative fair values of the debt and warrants in your accounting. Please refer to APB 14.

As SFAS 133 and EITF 00-19 do not apply, then per APB 14, paragraph 16, “The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such.”

For the notes issued with warrants the Company determined the relative fair values of the notes and warrants. The fair value of the warrants was determined using the Black-Scholes method. We then allocated the proceeds of the note to the relative fair value of the note and warrants. The note was recorded at the proceeds received. The value of the warrants was recorded as a debit to Debt Discount and a credit to APIC. The debt discount was accreted over the life of the note.

•	Please tell us how you accounted for the conversion of the debt in 2004 and the issuance of the warrants and why. Tell us whether or not the conversion was in accordance with the original terms of the notes.

The debt was automatically converted in accordance with its terms at the fair value of another placement (the “Preferred Series B Issue” discussed below in response to Note 7, question 2). For each $1,000 of principal the holder received 1 share of Series B preferred stock and 1,334 warrants. Again since SFAS 133 and EITF 00-19 do not apply, then per APB 14, the Series B preferred stock and warrants were recorded according to the relative fair value of each. Per EITF 00-27 a beneficial conversion was recorded and per EITF 98-5 it was recognized as a dividend over the minimum period at which the preferred shareholders can realize the return, immediately in our case.

For the January 2003 and April 2003 notes, they were converted in accordance with the conversion agreement per the original terms of the note.

The July, September, and October 2003 notes, did not include conversion terms, however, the holders were asked and agreed to convert their notes into the “Preferred Series B Issue.” This conversion was therefore accounted for in the same manner as the conversion of the January 2003 and April 2003 notes.

You may also refer to Topic II.B in the December 1, 2005 version of the Current Accounting and Disclosure Issues in the Division of Corporate Finance.

Per Topic II.B, paragraph 2, “Embedded conversion features that meet the criteria for bifurcation under SFAS 133 may qualify for the paragraph 11(a) scope exception in SFAS 133.”

•	Bifurcation is not necessary as the contracts issued are indexed to the Company’s own stock and classified in stockholders’ equity.

Note 7. Shareholders’ Equity, page 38

2. Please refer to prior comment 7. Please respond to the following comments:

•	Please provide us with a summary of all significant terms of the Series B preferred stock and the common stock warrants, including the conversion/exercise features and registration rights.

Preferred Series B

Par value - $0.001

Dividend provisions – The holders are entitled to receive dividends as declared by the Board on an equivalent basis with the common shareholders.

Right to convert – The right to convert is at the option of the holder into 1,333 shares of common stock per share of Preferred Series B. This amount is fixed and affected only by the standard anti-dilusion features such as stock splits.

Common stock warrants

7 year warrant

Purchase price per share of $0.75

Expiration date - February 28, 2011

Registration rights - The Company agrees, on a best efforts basis, to register on behalf of holder the issuance or resale of all of the warrant shares. No penalty provisions exist in this agreement.

•	Please provide us with your analysis of whether the conversion feature is an embedded derivative that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-19.

The Company does not consider the conversion option to be an embedded derivative because it is convertible into a fixed number of shares of the Company’s own stock.

•	Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the preferred stock. Please refer to SFAS 133 and EITF 00-19.

Per SFAS 133, paragraph 11, “…the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

b.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”

Therefore, SFAS 133 does not apply to the warrants issued with the preferred stock.

Per EITF 00-19, paragraph 8, “…contracts would be initially classified as equity…, in the following situation

Equity

•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.”

Per EITF 00-19, paragraphs 12-32:

“Additional Conditions Necessary for Equity Classification

12.	Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.”

•	The warrants do not include include any provision that could require net-cash settlement.

“The contract permits the company to settle in unregistered shares.

14.	“…if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.”

•	The Company is not required to settle by delivering registered shares.

“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding..”

•	The Company has sufficient authorized and unissued shares available to settle the warrants.

“The contract contains and explicit limit on the number of shares to be delivered in a share settlement.”

•	The number of shares to be delivered in share settlement is fixed.

“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.”

•	There are no required cash payments in the event the Company fails to make timely filings with the SEC.

“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no settled “top-off” or “make-whole” provisions).”

•	There are no required cash payments.

“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”

•	The contract does not require net-cash settlement.

“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”

•	The contract does not give the counterparty any of the rights of a creditor in the event of bankruptcy.

“There is no requirement in the contract to post collateral at any point or for any reason.”

•	The contract does not have any requirement to post collateral.

Based on meeting all of the requirements, the Company classified the warrants as equity.

You may also refer to Topic II.B in the December 1, 2005 version of the Current Accounting and Disclosure Issues in the Division of Corporate Finance.

Per Topic II.B, paragraph 2, “Embedded conversion features that meet the criteria for bifurcation under SFAS 133 may qualify for the paragraph 11(a) scope exception in SFAS 133.”

•	Bifurcation is not necessary as the contracts issued are indexed to the Company’s own stock and classified in stockholders’ equity.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Financial Statements, page 3

Note 3. Notes Payable, page 8

3.	With respect to the convertible notes and warrants issued in August 2005, please respond to the following comments:

•	Please provide us with a summary of all significant terms of the notes and the warrants, including the conversion/exercise features, settlement alternatives and who controls the alternative, and registration rights.

5% Secured Convertible Promissory Note – Summary of Terms

Amount - $3,600,000

Interest rate – 5% per annum

Due – August 1, 2008

Conversion rights – At the option of the holder

Security – The note is secured by intellectual property of the Company.

Warrants – The Company issued 14,400,000 warrants to purchase, at a purchase price of $0.75, common shares of the Company.

Registration rights – The Company agrees to register any common stock issued upon conversion on a best efforts basis. There are no penalty provisions for failure to register shares. Terms of the warrants and registration rights agreement are the same as those issued with the Series B Preferred Stock.

•	Please provide us with your analysis of whether the conversion option is an embedded derivative that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-19.

The Company does not consider the conversion option to be an embedded derivative because it is convertible into a fixed number of shares of the Company’s own stock.

•	Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the notes. Please refer to SFAS 133 and EITF 00-19.

Per SFAS 133, paragraph 11, “…the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

c.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”

Therefore, SFAS 133 does not apply to the warrants issued with the convertible notes.

Per EITF 00-19, paragraph 8, “…contracts would be initially classified as equity…, in the following situation

Equity

•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.”

Per EITF 00-19, paragraphs 12-32:

“Additional Conditions Necessary for Equity Classification

12.	Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.”

•	The warrants do not include include any provision that could require net-cash settlement.

“The contract permits the company to settle in unregistered shares.

14.	“…if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.”

•	The Company is not required to settle by delivering registered shares.

“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”

•	The Company has sufficient authorized and unissued shares available to settle the warrants.

“The contract contains and explicit limit on the number of shares to be delivered in a share settlement.”

•	The number of shares to be delivered in share settlement is fixed.

“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.”

•	There are no required cash payments in the event the Company fails to make timely filings with the SEC.

“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no settled “top-off” or “make-whole” provisions).”

•	There are no required cash payments.

“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”

•	The contract does not require net-cash settlement.

“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”

•	The contract does not give the counterparty any of the rights of a creditor in the event of bankruptcy.

“There is no requirement in the contract to post collateral at any point or for any reason.”

•	The contract does not have any requirement to post collateral.

Based on meeting all of the requirements, the Company classified the warrants as equity.

•	Please show us how you allocated/valued the debt, warrants and beneficial conversion feature. Tell us why you recognized the beneficial conversion amount at the earliest date of conversion. Please refer to Issue 6 of EITF 00-27.

First, the Company recorded a debt discount on the convertible debt based on the relative fair values of the debt and the warrants. The fair value of the convertible debt equaled the proceeds received and the fair value of the warrants was calculated using the Black-Scholes method. The debt discount is being amortized over the life of the note.

For the September 30, 2005 10-QSB, the Company calculated a beneficial conversion that was recognized immediately, as the notes can be converted at any time, by the holder.

EITF 00-27, Issue 6, does not apply to this situation because the convertible notes do not have a stated redemption date.

You may also refer to Topic II.B in the December 1, 2005 version of Current Accounting and Disclosure Issues in the Division of Corporate Finance.

Per Topic II.B, paragraph 2, “Embedded conversion features that meet the criteria for bifurcation under SFAS 133 may qualify for the paragraph 11(a) scope exception in SFAS 133.”

•	Bifurcation is not necessary as the contracts issued are indexed to the Company’s own stock and classified in stockholders’ equity.

Management’s Discussion and Analysis or Plan of Operation, page 9

Non-GAAP financial Measures, page 10, and Non-GAAP Reconciliation, page 13

4.	We note your disclosure of “core operating loss.” Please tell us how you considered the guidance in SAB Topic 14.G and Item 10(h) of Regulation S-B with respect to the presentation of this non-GAAP measure. In addition, if you continue to present this financial measure in future filings, please include all of the disclosures required by SAB Topic 14, Item 10(h) of Regulation S-B, and Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June 2003.

This disclosure will be removed from all future filings.

5.	The presentation of your pro forma earnings per share does not appear to meet the requirements of Article 11 of Regulation S-X for the presentation of pro forma financial information. As such, please remove this presentation in future filings or tell us why believe the presentation is appropriate.

This disclosure will be removed from all future filings.

In connection with responding to the comments of the Commission the Company understands that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-599-4948 if you have any comments.

Sincerely,

/s/ Henry Houston
Henry Houston
CFO
Remote Knowledge, Inc.